[WESTPAC LOGO]	Westpac Banking Corporation
ABN 33 007 457 141

Ms. Joyce Sweeney

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Mail Stop 4561	March 14, 2006

Re:  Westpac Banking Corporation

Form 20-F for the Fiscal Year Ended September 30, 2005

File No. 001-10167

Dear Ms. Sweeney:

We are writing to respond to the comment of the Staff of the Securities and Exchange Commission (the “Commission”)  regarding Westpac Banking Corporation’s (“Westpac”) Annual Report on Form 20-F for the financial year ended September 30, 2005 (the “Form 20-F”) contained in your letter dated February 15, 2006 to David Morgan, Managing Director and Chief Executive Officer of Westpac.

For your convenience, the Staff’s comment on the Form 20-F has been reproduced below in bold text and is followed by Westpac’s response to the comment in plain text.

Financial Statements

Note 34. Contingent liabilities, contingent assets and commitments, page 146

1.              We note your disclosure on page 147 that you guarantee debt offerings issued by Westpac Capital Corporation and Westpac Trust Securities NZ Limited. Please tell us how you have complied with the requirements of Rule 3-10 of Regulation S-X.

We note that Rule 3-10 of Regulation S-X applies to registered offerings and the offerings by Westpac Capital Corporation and WestpacTrust Securities NZ Limited referred to on page 147 of the Form 20-F were conducted under an exemption from registration under the Securities Act of 1933, as amended. Therefore, we submit that Rule 3-10 is not applicable to the financial statements of these subsidiaries.

Nonetheless, we intend to enhance the disclosure in Westpac’s Form 20-F for the fiscal year ending September 30, 2006 to clarify that Westpac Capital Corporation and WestpacTrust Securities NZ Limited are 100% owned finance subsidiaries and that the guarantees provided by Westpac are in respect of securities issued pursuant to an exemption from registration under the Securities Act.

*               *               *

Westpac acknowledges that:

•                  Westpac is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

•                  Westpac may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response or require additional information, please contact Bill Starr, Group Controller, at tel: 011-612-8253-1218; email: bstarr@westpac.com.au or Paddy Rennie, Counsel and Head of Legal, Group Treasury, at tel: 011-612-8253-3123; email: prennie@westpac.com.au.

Yours faithfully,

/s/ Philip Coffey

Philip Coffey
Chief Financial Officer

cc:	Matthew Komar, Staff Accountant
Securities and Exchange Commission